Exhibit (e)(7)
INDEMNITY AND WAIVER AGREEMENT
THIS AGREEMENT is made the 25th day of July, 2006.
BETWEEN:

CANADIAN OIL SANDS LIMITED, a corporation having an office in the City of Calgary, in the Province of Alberta (hereinafter called “COSL”)

OF THE FIRST PART

— and —

CANADA SOUTHERN PETROLEUM LTD., a corporation having an office in the City of Calgary, in the Province of Alberta (hereinafter called "CSP”)

OF THE SECOND PART
     WHEREAS COSL and CSP are parties to a Pre-Acquisition Agreement made the 18th day of June, 2006, as amended by agreements dated June 29 and July 12, 2006 (that agreement, as amended, the “Pre-Acquisition Agreement”) pursuant to which COSL has made a bid to acquire all of the outstanding shares of the capital stock of CSL (the “Bid”);
     AND WHEREAS COSL desires that CSP establish four subsidiary corporations, three of which will, in turn, establish limited partnerships with CSP to which CSP will transfer certain of its assets and to the other of which it will transfer all of the Artic Island Assets;
     NOW THEREFORE this Agreement withnesseth that, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by CSP and COSL, the Parties covenant and agree with each other as follows:
1.	In this Agreement, capitalized words and phrases shall, unless the context otherwise requires, have the meanings ascribed to them in the Pre-Acquisition Agreement. In addition, “Transactions” means:
(a)	the incorporation of four new wholly-owned subsidiaries of CSP (the “Subsidiaries”, each a “Subsidiary”);

(b)	the formation of three limited partnerships among CSP (as limited partner in each case) and a unique Subsidiary (as a general partner) (the “Partnerships” and each a “Partnership”);

(c)	the contribution of certain of CSP’s assets to each Partnership;

(d)	the transfer of the Arctic Island Assets to the Subsidiary that is not a general partner of a Partnership; and

(e)	such additional transactions, subscriptions, elections and registrations as are related thereto and as COSL may reasonably request.
2.	Whether or not COSL takes up or pays for any Common Shares pursuant to the Bid, COSL shall be responsible for, and shall reimburse CSP and its affiliates in respect of, all reasonably documented costs and expenses (including reasonable legal costs but not including CSP’s or its affiliates’ general and administrative costs) paid or incurred by CSP or any of its affiliates in connection with the completion of the Transactions, including the incorporation of the Subsidiaries, the formation of and registration of the partnership certificates for the Partnerships, the conveyance and transfer of assets as contemplated in the Transactions and the preparation and, if applicable, the distribution or registration of any specific conveyances and other documents required in connection with the conveyance and transfer of all or a portion of such assets as contemplated in the Transactions. COSL agrees to make such payment within 25 days of receiving an invoice therefore from CSP or one of its affiliates with such invoice providing reasonable detail as to the expenses incurred by CSP and its affiliates.

3.	Whether or not COSL takes up or pays for any Common Shares pursuant to the Bid, COSL shall be liable for and, in addition, indemnify, defend and save harmless CSP, CSP’s affiliates and its and their respective successors and assigns and each of its and their respective directors, officers, employees, agents and representatives from and against any and all:
(a)	costs, expenses, claims, damages, liabilities, interest, penalties and charges (“Losses”) suffered or incurred by them as a result of the Transactions, including the matters for which COSL has assumed liability under paragraph 2 above, provided that such Losses shall not include any Losses suffered or incurred by any of them that would have been suffered or incurred as a result of the transactions, other than the Transactions, contemplated by the Pre-Acquisition Agreement or are otherwise not attributable to the Transactions; and

(b)	Taxes that are or may become payable by CSP or any of its affiliates in excess of the Taxes that would have been payable by CSP if the Transactions had not occurred.
4.	The assumption of liability and the indemnities provided by COSL in favour of CSP in this Agreement are in addition to, and not in substitution for, the assumptions of liability and the indemnities provided by COSL in favour of CSP in the Pre-Acquisition Agreement.

5.	COSL agrees that the completion of the Transactions:
(a)	are taken with the consent of, and at the request, of COSL; and

(b)	do not constitute a contravention of any of the covenants of CSP made pursuant to the Pre-Acquisition Agreement.
6.	COSL hereby waives, in respect of any matter arising as a result of the Transactions:
(a)	any breach of any representation or warranty made by CSP pursuant to the Pre-Acquisition Agreement; and

(b)	any failure by CSP to satisfy a condition of COSL to the completion of its obligations pursuant to the Pre-Acquisition Agreement.
7.	Sections 1.1, 7.2, 8.4, 8.5, 9.1, 9.3, 9.5, 9.6 and 9.8 of the Pre-Acquisition Agreement shall be incorporated in this Agreement mutatis mutandis and the reference to Sections 7.4 and 7.5 in Section 7.6 shall be deemed to include references to Sections 2 and 3 of this Agreement.
     IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date first above written.

CANADIAN OIL SANDS LIMITED

Per:	“Marcel Coutu”

Name:	Marcel Coutu
Title:	President and CEO

Per:	“Allen Hagerman”

Name:	Allen Hagerman
Title:	CFO

CANADA SOUTHERN PETROLEUM LTD.

Per:	“Randy Denecky”

Name:	Randy Denecky
Title:	CFO

Per:

Name:
Title: